                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                               WASHINGTON DC 20549



                                    FORM 11-K



                                   (Mark One)

          (X) ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
                              EXCHANGE ACT OF 1934

                   For the plan year ended September 30, 1998

                                       OR

        ( ) TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
                              EXCHANGE ACT OF 1934

           For the Transition Period from           to
                                          ---------    ---------

                         Commission File Number: 0-18786

         A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

         PICO HOLDINGS, INC. EMPLOYEES 401(K) RETIREMENT PLAN AND TRUST

         B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                               PICO HOLDINGS, INC.
                         875 PROSPECT STREET, SUITE 301
                           LA JOLLA, CALIFORNIA 92037





                      Index to Exhibits appears on Page 17
                               Page 1 of 18 pages

                              REQUIRED INFORMATION
                              --------------------


The following financial statements and schedules for PICO Holdings, Inc. Employees 401(k) Retirement Plan and Trust are being filed herewith:



Signature

Independent Auditors' Report

Financial Statements:

         Statements of Net Assets Available for Plan Benefits, September 30, 1998 and 1997

         Statements of Changes in Net Assets Available for Benefits, with Supplemental Information by Fund, for the Year Ended September 30, 1998

         Notes to the Financial Statements

Supplemental Schedules:

         Item 27(a) - Schedule of Assets Held for Investment Purposes, September 30, 1998

         Item 27(d) - Schedule of Reportable Transactions for the Year Ended September 30, 1998

Index to Exhibits

         Exhibit 1 - Consent of Independent Auditors

                                    SIGNATURE
                                    ---------

         The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.




                                           PICO HOLDINGS, INC. EMPLOYEES 401(K)
                                           RETIREMENT PLAN AND TRUST



                                           /s/ Gary W. Burchfield
                                           -------------------------------------
Date:  August 31, 1999                     Chief Financial Officer and Treasurer

INDEPENDENT AUDITORS' REPORT

PICO Holdings, Inc.
  Employees 401(k) Retirement Plan and Trust
  Columbus, Ohio:

We have audited the accompanying statements of net assets available for benefits of PICO Holdings, Inc. Employees 401(k) Retirement Plan and Trust (the "Plan") as of September 30, 1998 and 1997, and the related statement of changes in net assets available for benefits for the year ended December 31, 1998. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements, referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of September 30, 1998 and 1997, and the changes in net assets available for benefits for the year ended September 30, 1998 in conformity with generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules identified in the index are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information by fund in the statements of net assets available for benefits and the statement of changes in net assets available for benefits is presented for the purpose of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of the individual funds. The supplemental schedules and supplemental information by fund is the responsibility of the Plan's management. Such supplemental schedules and supplemental information by fund have been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

DELOITTE & TOUCHE LLP

Columbus, Ohio
July 14, 1999

PICO HOLDINGS, INC.
EMPLOYEES 401(K) RETIREMENT PLAN AND TRUST

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS,
WITH SUPPLEMENTAL INFORMATION BY FUND, SEPTEMBER 30, 1998 AND 1997
--------------------------------------------------------------------------------

ASSETS                                                       1998         1997
Investments:
  Participant directed at contract value:
      Separate Account A                                 $  873,390    $1,203,883
      Separate Account B                                    416,694       714,628

Participant directed at fair value:
  American Century Select Fund                              788,320       350,740
  American Century Ultra Fund                               698,598       232,901
  Benham Short Term Government Fund                          58,277       108,464
  American Century Balanced Fund                            148,537       212,902
  Benham Cash Reserve                                                     143,430
  Benham Prime Money Market                                 177,357
  Guaranteed Fund                                         1,500,360       760,699
  Huntington Treasury Market Fund IV                         19,810
  PICO Stock Fund                                           339,750
                                                         ----------    ----------

           Total participant directed investments         5,021,093     3,727,647

Non-Participant directed profit sharing:
  Separate Account B - at contract value                    528,786       651,238
  Guaranteed Fund - at fair value                           723,387       451,067
                                                         ----------    ----------

           Total non-participant directed investments     1,252,173     1,102,305
Participant loans                                            28,711
                                                         ----------    ----------

           Total investments                              6,301,977     4,829,952
                                                         ----------    ----------

Receivables:
    Employer's matching contributions                        16,337
    Participants' contributions                              19,947
    Profit sharing contribution                             617,925       300,187
                                                         ----------    ----------

           Total receivables                                654,209       300,187
                                                         ----------    ----------

NET ASSETS AVAILABLE FOR BENEFITS                        $6,956,186    $5,130,139
                                                         ==========    ==========

See notes to financial statements.

PICO HOLDINGS, INC.
EMPLOYEES 401(K) RETIREMENT PLAN AND TRUST

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS,
WITH SUPPLEMENTAL INFORMATION BY FUND, FOR THE YEAR ENDED SEPTEMBER 30, 1998
-----------------------------------------------------------------------------------------------------------------------------
                                                                    SUPPLEMENTAL INFORMATION BY FUND
                                                                          PARTICIPANT DIRECTED
                                           ----------------------------------------------------------------------------------
                                                                                       HUNTINGTON                   AMERICAN
                                                                                        TREASURY         PICO        CENTURY
                                             SEPARATE      SEPARATE      GUARANTEED      MARKET         STOCK        SELECT
                                             ACCOUNT A     ACCOUNT B        FUND         FUND IV         FUND         FUND
 ADDITIONS (DEDUCTIONS) TO NET
   ASSETS ATTRIBUTED TO:
   Investment income
   Net appreciation (depreciation) in
     fair value of investments              $ (195,743)    $(101,556)                                 $(150,538)    $(12,386)
   Interest and dividend income                                              49,490         1,266                      1,976
   Capital gains                                                                                                      79,293
                                            ----------     ---------     ----------     ---------     ---------     --------
            Total                             (195,743)     (101,556)        49,490         1,266      (150,538)      68,883
                                            ----------     ---------     ----------     ---------     ---------     --------
 Employer contributions                         96,050        32,528         55,477                      59,196       34,931
 Participant contributions                     109,244        35,622         56,621                      65,897       39,404
                                            ----------     ---------     ----------     ---------     ---------     --------
            Total                              205,294        68,150        112,098                     125,093       74,335
                                            ----------     ---------     ----------     ---------     ---------     --------

            Total additions (deductions)         9,551       (33,406)       161,588         1,266       (25,445)     143,218
                                            ----------     ---------     ----------     ---------     ---------     --------

  Benefits paid to participants                 97,539        80,711        368,909                      10,046       47,301
  Administrative expenses                       13,022         6,670                                                      10
                                            ----------     ---------     ----------     ---------     ---------     --------

            Total deductions                   110,561        87,381        368,909                      10,046       47,311
                                            ----------     ---------     ----------     ---------     ---------     --------

TRANSFERS IN FROM CITATION PLAN
                                            ----------     ---------     ----------     ---------     ---------     --------

NET INCREASE (DECREASE) PRIOR TO
  INTERFUND TRANSFERS                         (101,010)     (120,787)      (207,321)        1,266       (35,491)      95,907

INTERFUND TRANSFERS                           (221,509)     (171,789)       952,983        24,966       375,241      344,677
                                            ----------     ---------     ----------     ---------     ---------     --------

           Net increase (decrease)            (322,519)     (292,576)       745,662        26,232       339,750      440,584

 NET ASSETS AVAILABLE FOR BENEFITS:
   BEGINNING OF YEAR                         1,203,883       714,628        760,699             0             0      350,740
                                            ----------     ---------     ----------     ---------     ---------     --------


 END OF YEAR                                $  881,364     $ 422,052     $1,506,361     $  26,232     $ 339,750     $791,324
                                            ==========     =========     ==========     =========     =========     ========

PICO HOLDINGS, INC.
EMPLOYEES 401(K) RETIREMENT PLAN AND TRUST

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS,
WITH SUPPLEMENTAL INFORMATION BY FUND, FOR THE YEAR ENDED SEPTEMBER 30, 1998, CONTINUED
----------------------------------------------------------------------------------------------------------------------
                                                                  SUPPLEMENTAL INFORMATION BY FUND
                                                                      PARTICIPANT DIRECTED
                                           ---------------------------------------------------------------------------
                                            CENTURY    SHORT-TERM     CENTURY      BENHAM        PRIME
                                             ULTRA     GOVERNMENT     BALANCED      CASH         MONEY
                                              FUND        FUND          FUND       RESERVE       MARKET      VIRTUOSO 3
 ADDITIONS (DEDUCTIONS) TO NET
    ASSETS ATTRIBUTED TO:
   Investment income
   Net appreciation (depreciation) in
     fair value of investments              $(35,310)    $  1,978     $ (9,477)
   Interest and dividend income                  138        4,574        4,001        4,859           472       27,016
   Capital gains                              73,492                    14,929
                                            --------     --------     --------     --------     ---------     --------
            Total                             38,320        6,552        9,453        4,859           472       27,016
                                            --------     --------     --------     --------     ---------     --------
 Employer contributions                       51,423
 Participant contributions                    63,765
                                            --------     --------     --------     --------     ---------     --------
            Total                            115,188
                                            --------     --------     --------     --------     ---------     --------

            Total additions (deductions)     153,508        6,552        9,453        4,859           472       27,016
                                            --------     --------     --------     --------     ---------     --------

  Benefits paid to participants              101,335       24,830       18,641       10,567                    175,460
  Administrative expenses                      3,226
                                            --------     --------     --------     --------     ---------     --------

            Total deductions                 104,561       24,830       18,641       10,567                    175,460
                                            --------     --------     --------     --------     ---------     --------

TRANSFERS IN FROM CITATION PLAN              153,010                                                            558,150
                                            --------     --------     --------     --------     ---------     --------

NET INCREASE (DECREASE) PRIOR TO
  INTERFUND TRANSFERS                        201,957      (18,278)      (9,188)      (5,708)          472      409,706

INTERFUND TRANSFERS                          271,265      (31,909)     (55,177)    (137,722)      176,885     (409,706)
                                            --------     --------     --------     --------     ---------     --------

           Net increase (decrease)           473,222      (50,187)     (64,365)    (143,430)      177,357

 NET ASSETS AVAILABLE FOR BENEFITS:
   BEGINNING OF YEAR                         232,901      108,464      212,902      143,430             0            0
                                            --------     --------     --------     --------     ---------     --------


 END OF YEAR                                $706,123     $ 58,277     $148,537     $      0     $ 177,357     $      0
                                            ========     ========     ========     ========     =========     ========

PICO HOLDINGS, INC.
EMPLOYEES 401(K) RETIREMENT PLAN AND TRUST

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS,
WITH SUPPLEMENTAL INFORMATION BY FUND, FOR THE YEAR ENDED SEPTEMBER 30, 1998, CONTINUED
------------------------------------------------------------------------------------------------------------------
                                                                   SUPPLEMENTAL INFORMATION BY FUND
                                                                         PARTICIPANT DIRECTED
                                          ------------------------------------------------------------------------
                                            BOND FUND    FIDELITY                        NATIONWIDE
                                                OF        ASSETS   FIDELITY    FIDELITY     MONEY     OPPENHEIMER
                                             AMERICA     MANAGER   MAGELLAN    PURITAN     ASSETS        GLOBAL
 ADDITIONS (DEDUCTIONS) TO NET
    ASSETS ATTRIBUTED TO:
   Investment income
   Net appreciation (depreciation) in
     fair value of investments              $   4,831   $  16,593  $ 149,646   $  5,453    $   13     $  24,424
   Interest and dividend income
   Capital gains
                                            ---------   ---------  ---------   --------    ------     ---------
            Total                               4,831      16,593    149,646      5,453        13        24,424
                                            ---------   ---------  ---------   --------    ------     ---------
 Employer contributions
 Participant contributions
                                            ---------   ---------  ---------   --------    ------     ---------
            Total
                                            ---------   ---------  ---------   --------    ------     ---------

            Total additions (deductions)        4,831      16,593    149,646      5,453        13        24,424
                                            ---------   ---------  ---------   --------    ------     ---------

  Benefits paid to participants                54,256      69,367    255,621     19,724       119        62,937
  Administrative expenses                       2,859       4,088     16,521      1,110                   3,701
                                            ---------   ---------  ---------   --------    ------     ---------

            Total deductions                   57,115      73,455    272,142     20,834       119        66,638
                                            ---------   ---------  ---------   --------    ------     ---------

TRANSFERS IN FROM CITATION PLAN               172,593     220,662    813,147     62,744       377       200,208
                                            ---------   ---------  ---------   --------    ------     ---------

NET INCREASE (DECREASE) PRIOR TO
  INTERFUND TRANSFERS                         120,309     163,800    690,651     47,363       271       157,994

INTERFUND TRANSFERS                          (120,309)   (163,800)  (690,651)   (47,363)     (271)     (157,994)
                                            ---------   ---------  ---------   --------    ------     ---------

           Net increase (decrease)

 NET ASSETS AVAILABLE FOR BENEFITS:
   BEGINNING OF YEAR                                0           0          0          0         0             0
                                            ---------   ---------  ---------   --------    ------     ---------


 END OF YEAR                                $       0   $       0  $       0   $      0    $    0     $       0
                                            =========   =========  =========   ========    ======     =========

PICO HOLDINGS, INC.
EMPLOYEES 401(K) RETIREMENT PLAN AND TRUST

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS,
WITH SUPPLEMENTAL INFORMATION BY FUND, FOR THE YEAR ENDED SEPTEMBER 30, 1998
-----------------------------------------------------------------------------------
                                                SUPPLEMENTAL INFORMATION BY FUND
                                             --------------------------------------
                                                NON
                                             PARTICIPANT
                                              DIRECTED
                                             ------------------------
                                               PROFIT    PARTICIPANT
                                              SHARING       LOAN          TOTAL
 ADDITIONS (DEDUCTIONS) TO NET
    ASSETS ATTRIBUTED TO:
   Investment income
   Net appreciation (depreciation) in
     fair value of investments              $ (112,158)                $ (414,230)
   Interest and dividend income                 40,535                    134,327
   Capital gains                                                          167,714
                                            ----------     -------     ----------
            Total                              (71,623)                  (112,189)
                                            ----------     -------     ----------
 Employer contributions                        617,925                    947,530
 Participant contributions                                                370,553
                                            ----------     -------     ----------
            Total                              617,925                  1,318,083
                                            ----------     -------     ----------

            Total additions (deductions)       546,302                  1,205,894
                                            ----------                 ----------

  Benefits paid to participants                134,932                  1,532,295
  Administrative expenses                        8,420                     59,627
                                            ----------     -------     ----------

            Total deductions                   143,352                  1,591,922
                                            ----------     -------     ----------

TRANSFERS IN FROM CITATION PLAN                             31,184      2,212,075
                                            ----------     -------     ----------

NET INCREASE (DECREASE) PRIOR TO
  INTERFUND TRANSFERS                          402,950      31,184      1,826,047

INTERFUND TRANSFERS                             64,656      (2,473)
                                            ----------     -------     ----------

           Net increase (decrease)             467,606      28,711      1,826,047

 NET ASSETS AVAILABLE FOR BENEFITS:
   BEGINNING OF YEAR                         1,402,492           0      5,130,139
                                            ----------     -------     ----------


 END OF YEAR                                $1,870,098     $28,711     $6,956,186
                                            ==========     =======     ==========

PICO HOLDINGS, INC.
EMPLOYEES 401(K) RETIREMENT PLAN AND TRUST

NOTES TO FINANCIAL STATEMENTS FOR THE YEAR ENDED SEPTEMBER 30, 1998
--------------------------------------------------------------------------------

1.       DESCRIPTION OF PLAN

         The following description of the PICO Holdings, Inc. Employees 401(k) Retirement Plan and Trust (the "Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

         GENERAL - The Plan is a defined contribution 401(k) profit sharing plan covering eligible employees, as defined in the Plan Agreement, of PICO Holdings, Inc. (the Plan Sponsor). The Plan was adopted effective October 1, 1989, to provide retirement benefits to employees of the Plan Sponsor. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA) and the Retirement Equity Act of 1984 and has been determined to be qualified for tax exempt status by the Internal Revenue Service (IRS). The Plan has been amended since receiving the IRS determination letter. However, the Plan Sponsor believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Internal Revenue Code.

         CONTRIBUTIONS - Each year, participants may contribute up to 5% of pretax annual compensation, as defined in the Plan, not to exceed $8,000. The Plan Sponsor matches 100% of the elective deferral of base compensation that a participant contributes to the Plan. Effective October 1997, the Plan Sponsor's matching contribution does not begin until the first day of the quarter after an employee completes one year of service. Additional amounts which represent profit sharing, as defined in the Plan, may be contributed at the option of the Plan Sponsor's Board of Directors.

         PARTICIPANT ACCOUNTS - For investments held under the investment contract, each participant's account is credited with the participant's contributions, employer matching contributions, and withdrawals, as applicable, and allocations of (a) the Plan Sponsor's discretionary profit sharing contributions and (b) Plan earnings, and debited with an allocation of administrative expenses. Allocations are based on participant compensation or account balances, as defined. Forfeited balances of terminated participants' nonvested accounts are used to first reinstate previously forfeited account balances of reemployed participants and any remainder will be used to reduce the Plan Sponsor's discretionary profit sharing contribution for the current or subsequent Plan year in which the forfeiture occurs.

         For investments held in mutual funds, each participant's account is credited with an allocation of earnings, based on shares owned, and debited by withdrawals, as applicable.

         VESTING - Participants are immediately vested in their contributions, the employer matching contributions, plus earnings thereon. Vesting in the Plan Sponsor's discretionary profit sharing contribution portion of their accounts plus actual earnings thereon is based on years of credited service in accordance with the following schedule:

                  YEARS OF SERVICE                   PERCENTAGE
                  ----------------                   ----------
                  Less than three                        0%
                         3                              20%
                         4                              40%
                         5                              60%
                         6                              80%
                         7 or more                     100%

         INVESTMENT OPTIONS - Upon enrollment in the Plan, a participant may direct the employee contributions and the matching contributions in 25% increments into any of the following investment options: Separate Account A, Separate Account B, or the Guaranteed Fund, which are offered to the Plan through an investment contract with American Physicians Life Insurance Company (APL), an indirectly wholly-owned subsidiary of the Plan Sponsor (see Note 3) and a Plan custodian. Effective October 1997, the Plan began offering two additional investment options to plan participants: PICO Holdings, Inc. common stock ("PICO Stock Fund") and Mutual Funds.

         Separate Account A has an investment objective to invest in individual securities that are selected on the basis of assessment of their relative undervaluation and their prospects for long term appreciation. Elements such as dividend income and volatility of the security are important but secondary considerations. Separate Account B has an investment objective that is a more conservative approach with varying use of fixed income and/or high dividend securities to lower volatility and increase predictability of income. The amounts allocated to the Guaranteed Fund are retained in the general funds of APL, without requirements as to segregation of investments, and are credited with a guaranteed rate of return of 4%. The Plan Sponsor's discretionary profit sharing contributions are automatically allocated 50% to the Guaranteed Fund and 50% to Separate Account B. Participants may change their investment options quarterly.

         LOANS TO PARTICIPANTS - Loans to participants are not permitted under the Plan. However, under Citation Insurance Group Salary Reduction Profit Sharing Plan (the "Citation Plan") which was approved to merge into the Plan effective December 31, 1997 (see Note 3), participant loans were permitted.

         PAYMENT OF BENEFITS - Upon termination of service, a participant may elect to receive either a lump-sum amount equal to the value of the participant's vested interest in his or her account, or annual installments. If the value of the participants' account is $3,500 or less, the Trustee shall distribute the entire vested account to the participant. Amounts payable to such participants at September 30, 1998 and 1997 were $300,016 and $3,855, respectively.

         PLAN TERMINATION - While the Plan Sponsor has not expressed any intent to discontinue the Plan or their contributions thereto, they have the right to do so at any time, subject to the provisions of ERISA. In the event of partial or total termination of the Plan, participants' account balances become fully vested and the disposition of the net assets must be made for the benefit of the participants or their beneficiaries.

2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         BASIS OF PRESENTATION - The accounting records of the Plan are maintained on the accrual basis. Purchases and sales of securities are recorded on the trade date. Interest income is recorded as earned and dividend income is recorded on the ex-dividend date.

         INVESTMENT VALUATION - Investments are valued as follows: Investments held through the investment contract are valued at the contract value (see Note 3). Mutual funds and money market funds are valued at quoted market prices.

         ADMINISTRATIVE EXPENSES - The Plan's expenses are paid by the Plan, as provided by the Plan document.

         USE OF ESTIMATES - The preparation of financial statements in conformity with generally accepted accounting assets and the changes in net assets during the reporting period and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3.       INVESTMENT CONTRACTS WITH INSURANCE COMPANIES

         In October 1989, the Plan entered into an investment contract with APL, which was a wholly-owned subsidiary of The Physicians Investment Company, which is a wholly-owned subsidiary of Physicians Insurance Company of Ohio, which is a wholly-owned subsidiary of PICO Holdings, Inc., the Plan Sponsor. Effective December 4, 1998, APL was sold to an unrelated party. APL maintains the contributions in either a general account or two pooled separate accounts. The accounts are credited with earnings on the underlying investments and charged for Plan withdrawals and administrative expenses incurred by APL. The contract accounts are included in the financial statements at the defined contracted value, because it is fully benefit responsive. For example, participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value, which approximates fair value, as reported to the Plan by APL. There are no reserves against contract value for credit risk of the contract issue or otherwise. The interest rate guaranteed for the Guaranteed fund is 4% annually and the principal is guaranteed. There is no guarantee of principal and interest in relation to Separate Account A and Separate Account B. The Plan's assets in Separate Account A and Separate Account B represent approximately 43.5% (1997-46.9%) and 28.1% (1997-31.6%) of the total assets held by APL in the respective separate accounts.

         Effective December 31, 1997, the Plan Sponsor authorized the merger of the Citation Plan into the Plan. The net assets available for benefit in the Citation Plan as of the effective date were valued at $2,212,075 in total. The Citation Plan's investment accounts were administered under a previously established investment contract with Nationwide Financial Services ("Nationwide"), which was also the custodian of the Citation Plan assets. During the 1998 plan year the Citation Plan continued to be administered by Nationwide and the 1998 earnings continued to be allocated to participant accounts based on participant compensation or account balance, as defined, until all funds were either distributed to withdrawing participants or transferred to the Plan. As of September 30, 1998, all Citation Plan funds had either been paid to withdrawing participants or transferred into the Plan's investment accounts.

4.       RELATED PARTY TRANSACTIONS

         The investments offered to the Plan through the investment contract with APL qualify as party-in-interest transactions. Fees paid by the Plan for the investment management services amounted to $28,112 for 1998.

5.       INVESTMENTS

         The Plan's investments which exceeded 5% of net assets available for benefits as of September 30 consisted of the following:

                                              1998          1997
          Separate Account A              $  873,390    $1,203,883
          Separate Account B                 416,694       714,628
          Guaranteed Fund                  1,500,360       760,699
          Profit Sharing                   1,252,173     1,102,305
          American Century Select Fund       788,320       350,740
          American Century Ultra Fund        698,598       232,901
          PICO Stock Fund                    339,750

6.       CUSTODIAL ASSETS

         The following is a summary of information regarding the Plan that was prepared or derived from information provided by APL, custodian of certain Plan assets, and furnished to the plan administrator. The plan administrator has obtained certification from the custodian that such information is complete and accurate:


                                                                     SEPTEMBER 30,
                                                               --------------------------
                                                                  1998            1997

APL SEPARATE ACCOUNTS:

Investments at contract value - pooled separate accounts:
 Separate Account A                                            $ 2,008,207     $2,568,249
 Separate Account B                                              3,358,717      4,320,336

Investments at fair value:
 Guaranteed Fund                                                 3,333,934      3,040,826
                                                               -----------     ----------

TOTAL INVESTMENTS                                              $ 8,700,858     $9,929,411
                                                               ===========     ==========

INTEREST INCOME                                                $   167,046
                                                               ===========

NET DEPRECIATION
  IN FAIR VALUE OF INVESTMENTS                                 $(1,209,273)
                                                               ===========

PLAN'S SHARE OF APL SEPARATE ACCOUNTS:

 Participant Directed:
  Investments at contract value - pooled separate accounts:
  Separate Account A                                           $   873,390     $1,203,883
  Separate Account B                                               416,694        714,628

Investments at fair value:
 Guaranteed Fund                                                 1,500,360        760,699

Non-Participant Directed:
 Profit Sharing:
 Separate Account B - at contract value                            528,786        651,238
 Guaranteed Fund - at fair value                                   723,387        451,067
                                                               -----------     ----------

TOTAL INVESTMENTS                                              $ 4,042,617     $3,781,515
                                                               ===========     ==========

INTEREST INCOME                                                $    90,025
                                                               ===========

NET DEPRECIATION
    IN FAIR VALUE OF INVESTMENTS                               $  (409,457)
                                                               ===========

7.       RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

         The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

                                                     SEPTEMBER 30,
                                               ------------------------
                                                   1998          1997

      Net assets available for benefits per
        the financial statements               $6,956,186    $5,130,139
      Amounts allocated to withdrawing
        participants                              300,016         3,855
                                               ----------    ----------

      Net assets available for benefits per
        the Form 5500                          $6,656,170    $5,126,284
                                               ==========    ==========

         The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:


                                                              YEAR ENDED
                                                             SEPTEMBER 30,
                                                                 1998
          Benefits paid to participants per the
            financial statements                             $(1,532,295)
          Add:  Amounts allocated to withdrawing
            participants at September 30, 1998                  (300,016)
          Less:  Amounts allocated to withdrawing
            participants at September 30, 1997                     3,855
                                                             -----------

          Benefits paid to participants per the Form 5500    $(1,828,456)
                                                             ===========

         Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to September 30, 1998 but not yet paid as of that date.

                                     ******

PICO HOLDINGS, INC.
EMPLOYEES 401(K) RETIREMENT PLAN AND TRUST

ITEM 27a - SUPPLEMENTAL SCHEDULE OF ASSETS
HELD FOR INVESTMENT PURPOSES, SEPTEMBER 30, 1998
--------------------------------------------------------------------------------
                                         NUMBER                      FAIR
                                           OF                        MARKET
     DESCRIPTION                         SHARES         COST         VALUE
American Century Select Fund              16,688    $  730,281    $  788,320
American Century Ultra Fund               23,396       713,570       698,598
Benham ST Government Fund                  6,058        56,844        58,277
American Century Balanced Fund             7,822       131,471       148,537
Benham Prime Money Market                177,357       177,357       177,357
PICO Stock Fund                           90,600       490,288       339,750
Huntington Treasury Market Fund IV        19,810        19,810        19,810
Guaranteed Fund                        2,223,747     2,223,747     2,223,747
                                                    ----------    ----------

TOTAL                                               $4,594,348    $4,454,396
                                                    ==========    ==========

PICO HOLDINGS, INC.
EMPLOYEES 401(K) RETIREMENT PLAN AND TRUST

ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS
SEPTEMBER 30, 1998
----------------------------------------------------------------------------------------------------
                                                  PURCHASES/                   COST OF      NET GAIN
                                                 TRANSFERS IN      SALES        ASSETS       (LOSS)
IN SERIES (including individual transactions):
  Guaranteed Fund                                 $3,221,577    $2,209,596    $2,209,596    $      0
  American Century Select Fund                       499,838        44,951        34,176      10,775
  American Century Ultra Fund                        735,299       233,442       198,957      34,485
  PICO Stock Fund                                    490,288             0             0           0
  Fidelity Magellan Fund                             813,147       962,793       813,147     149,646
  Virtuoso 2                                         585,166       585,166       585,166           0

INDIVIDUAL:
     There were no individual transactions which exceeded 5% of Net Assets Available for Benefits.

                               PICO HOLDINGS, INC.
                    EMPLOYEES 401(K) RETIREMENT PLAN & TRUST
                           ANNUAL REPORT ON FORM 11-K


                     FOR PLAN YEAR ENDED SEPTEMBER 30, 1998



                              INDEX TO THE EXHIBITS
                              ---------------------


 Exhibit Number                     Description
 --------------                     -----------

      1                             Consent of Deloitte & Touche LLP,
                                    Independent Auditors